FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2009

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 7, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX intercepts high grade molybdenum in Nevada; results include 18 feet of 0.2133% Mo, 1.2 feet of 1.397 % Mo and 3 feet of 0.7368% Mo.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received the results from drilling completed in 2008 at the Ravin Molybdenum/Tungsten property in Nevada.

Drilling commenced at Ravin on July 10th but was severely hampered by lack of water in the area and loss of circulation during drilling due to silicified and broken quartz breccia.  This  resulted in poor core recovery, drilling delays and additional costs.   After completion of three diamond drill holes (“DDH”) a further five holes were completed at Ravin using a reverse-circulation (“RC”) drill.  A map of these drill holes is available on our web site at www.maxresource.com.

The assay results from the diamond drill holes are as follows:

Drill Hole Number

From /To

Interval

Mo%

(feet)

DDH 08-04

109.6-146.4

36.8 feet

0.0983

146.4-156.3

9.9 feet

0.0489

156.3-174.6

18.3 feet

0.2133

210.0-213.2

3.2 feet

0.1046

275.4-276.6

1.2 feet

1.397

292.0-295.0

3 feet

0.7368

320.0-341.5

21.5 feet

0.0884

405.0-421.4

16.4 feet

0.0832

441.6-451.2

9.6 feet

0.0713

471.0-477.0

 6 feet

0.0616

484.1-502.1

18 feet

0.0466

DDH 08-8

565.8-575.8

10 feet

0.0945

Includes

699.0-709.4

10 feet

0.1024

Drill Hole Number

From /To

Interval

Mo%

(feet)

DDH 08-11

36.8-47.0

10.2 feet

0.0476

51.8-57.0

5.2 feet

0.0571

90.0-93.5

3.5 feet

0.0653

167.3-188.6

21.3 feet

0.0549

226.8-230.8

4 feet

0.1848

274.4-281.9

7.5 feet

0.0766

317.4-331.1

13.7 feet

0.0336

344.8-350.6

5.8 feet

0.0622

387.5-392.7

5.2 feet

0.0850

407.7-411.4

4.3 feet

0.1265

476.3-479.0

3 feet

0.2059

494.7-498.0

3.3 feet

0.1875

Due to poor core recovery during diamond drilling, assay results from the diamond drill holes have been reported only for those intervals for which coherent core samples are available and these have all been listed in the table above.   High grade mineralization (greater that 0.6% Mo) reported at a depth of 790 feet by Houston Oil and Minerals was not tested due to the water problems, lost circulation and poor recoveries encountered, resulting in early termination of our hole DDH-08-04.

The assay results from the reverse-circulation drilling completed at Ravin are as follows:

Drill Hole Number

From /To

Interval

Mo%

Cu%

(feet)

RC 08-02

0-500

500 feet

0.022

0.039

Includes

10-20

10 feet

0.09

0-50

50 feet

0.045

0.06

400-450

50 feet

0.066

0.04

0-100

100 feet

0.031

0.097

350-500

150 feet

0.034

0.07

375-385

10 feet

0.14

RC 08-03

0-200

200 feet

0.055

Includes

50-100

50 feet

0.061

250-300

50 feet

0.026

0.062

RC 08-05

0-540

0.02

0.03

RC 08-07

0-300

300 feet

0.016

Includes:

50-100

0.023

250-300

0.03

RC 08-09

0-350

0.025

0.019

Includes

0-50

50 feet

0.032

0.029

50-150

100 feet

0.042

The drilling completed at Ravin was designed to confirm historic drill results reported by prior operators, such as Houston Oil and Minerals and Freeport Exploration, and has done so.  Assays have also indicated improved molybdenum values over the historic values reported in holes RC 08-02, 08-03, 08-05 and 08-09, with copper values higher than expected.   Although expected, no tungsten values were encountered in the drill holes.

Mr. Clancy Wendt reports “We are pleased with the high-grade intercepts achieved at Ravin in spite of the difficulties encountered during drilling in 2008, which served to restrict the scope of the drill campaign.   While core recovery was difficult and expensive, our first hole DDH-08-04 confirmed extensive near surface high-grade molybdenum mineralization is present at Ravin, with 36.8 feet of 0.0983% Mo encountered within 110 feet of surface and molybdenum intercepts as high as 1.397%.   Additional high grade intercepts were also encountered in holes DDH08-08 and DDH 08-11 as well as RC 08-02 and RC 08-03.  We have now resolved the water problems at Ravin and devised a program of loss circulation to increase recoveries.  Further exploration work is being planned in and around the intrusives.”

The Ravin Property is comprised of 162 claims (13,240 acres) located 20 miles north of the town of Austin, Lander County, Nevada  and approximately 50 miles west of General Moly, Inc.’s (AMEX & TSX: GMO) proposed Mount Hope molybdenum mine.

Historically, the Ravin property has been explored by Union Carbide, Houston Oil and Minerals and Freeport Exploration.  Union Carbide drilled three core holes with the deepest hole drilled to a depth of 500 feet.   Houston Oil and Minerals subsequently acquired the property in 1978 and drilled six core holes in the Reward tungsten pit.  As part of a regional rock and soil geochemistry program, Houston Oil identified a coherent molybdenum soil anomaly.  They drilled two diamond drill holes and reported an intercept of 30 feet of 0.66% Mo at a depth of 790 feet in their hole RW 7-A.  Our drill hole RC 08-07 was not able to reach the high grade mineralization reported in RW 7-A due to lost circulation and broken ground problems.

Freeport optioned the property in 1981 and drilled 17 rotary and core drill holes to test a molybdenum-copper-fluorine anomaly found within the Cambrian sedimentary units.  The anomalous zone showed strong structural control and is thought to be associated with the contact zone of the Cadro Pluton.  All but 4 drill holes encountered molybdenum mineralization and many contained significant mineralization.  Some of the historic drill holes exist in the form of reports and summaries of the drilling, exploration, drill logs and assays but none of the original assay sheets are available.  Highlights included hole RW 80-7 (our drill hole DDH 08-11), where Freeport reported an interval of 250 feet of 0.063% Mo beginning at a depth of 100 feet.  The values returned from our hole DDH-08-11, where core was recovered, are listed in the table above and are higher than the 0.063% Mo reported by Freeport.

Max Resource has put in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice.  The QA/QC program consists of a carful chain of custody of samples from the field to the laboratories, inclusion of standard and blank samples which were submitted to American Assay & Environmental Laboratories, Reno, with each batch of samples and a check assay program on a proportion of sample pulps with a second laboratory is in progress. Results from the QA/QC program have to date been satisfactory.

There has been no NI 43-101 Geological Report completed on the claims or on the Ravin project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and it should therefore not be relied upon.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium projects in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 26, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX completes bulk sample of high grade gold zones at East Manhattan Wash, Nevada.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed an extensive bulk sampling program at it’s East Manhattan Wash (“EMW”) property in the Manhattan Mining District of Nye County, Nevada where the first bulk sample completed in March 2009 reported grades of 4.9 grams/ton gold and 1.2 grams/ton silver from a 793 pound sample taken at surface.

Three soil sampling grids were completed in May 2009 at EMW, with 123 samples taken which included 3 standards and 2 double (two samples taken from the same material from one sample location) samples.  The sampling was designed to delineate the geometry of the mineralization in three areas and will be followed up by an auger drill program to outline the native gold-bearing outcrop, subject to receipt of the necessary permits.

The first two grids are located in a volcanic rhyolite lithic tuff hosting coarse gold.  These areas, the “Gold Pit” and the “Old Drill Hole Grid”, were sampled first by clearing a 1 meter by 1 meter area of surface debris then removing the organic (A) and root (B) soil horizons in turn.  The sample was collected and consisted of a mixture of the soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was then sieved to ¼ inch minus then bagged.

These holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labeled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

The third grid, the “Gold Shaft,” is located in an altered inter-bedded phyllite, quartzite and limestone.  These holes ranged from 4 inches to12 inches in depth.

The “Old Drill Hole Grid” consists of 58 soil samples on 25 meter (82 feet) spacing and covers an area of approximately 900 feet by 400 feet. This area was drilled by a previous operator. The drill holes look to be very shallow and no data is available.

The “Gold Pit Grid”, located approximately 500 feet west of the Old Drill Hole Grid, consists of 30 soil samples on 25 meter spacing and covers an area of approximately 800 by 200 feet.  This area contains the old prospector’s pit from which our recent bulk sample grading 4.9 g/t gold and 1.2 g/t silver was collected (see our news release dated March 10, 2009).  The geology of the “Gold Pit” area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

The third grid, the “Gold Shaft Grid”, consists of 30 soil samples on 25 meter spacing and covers an approximately 500 feet by 400 feet area with a single line running west from the main part of the grid along a ridge.  This grid is located approximately 7,000 feet south of the “Gold Pit Grid”. The geology of the “Gold Shaft” area consists of high angle, east striking altered inter-bedded phyllites, quartzites and limestones. These units are cut by high angle, northeast striking structures.  The sediments are in contact with a granite to the west.

The soil samples are currently being analyzed by ALS Laboratory Group (Chemex) in Reno, Nevada.  Samples from two of the sample grids taken in the coarse gold area (as seen in the previous bulk sample) are being run for gold and silver using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold. The other grid (different mineralization style) samples are being fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements.  All sample bags were labeled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and then taken directly from the field to ALS Labs.  In addition, each site was located using a GPS in UTM with NAD 27.

About the Manhattan Mining District, Nevada:

More than 1,000,000 ounces of gold have been mined in the Manhattan Mining District. Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt. The Round Mountain Mine (Kinross/Barrick), situated eight miles north of EMW, is a conventional open pit operation that has produced more than 12 million   ounces of gold to date. Recorded placer gold production from the district totals approximately 150,000 ounces from a major dredge operation and small-scale lode mines have produced another 100,000 ounces.

The current exploration model suggests that deposits that will be found in the Manhattan District are related to the contact of the Manhattan Caldera Margin and structural intersections. Gold is also related to the Cambrian-Ordivician Age Sedimentary rocks along the five mile long by one mile wide zone of the Caldera. What is unique to this occurrence is that it is related to a lithic welded volcanic tuff. More work is planned to determine what and how this mineralization is related to the overall normal mineralized gold system in the Manhattan District. So far it appears to be quite different and may be very extensive.

The EMW property is comprised of 133 claims (2,660 acres) located 40 miles north of the town of Tonopah and is the subject of an option agreement whereby MAX can earn a 100% interest, subject to a 3% NSR royalty.  For more information on East Manhattan Wash, please visit our web site at www.maxresource.com.  There are no historic reports on the project available to MAX.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium projects in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  June 1, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director